Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road, Palo Alto

California 94304

July 29, 2005

VIA EDGAR AND

OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark P. Shuman, Branch Chief - Legal

Re:	Occam Networks, Inc.

Registration Statement on Form S-1 (Rights Offering)

Filed May 19, 2005

File No. 333-125061

Form 10-K for the year ended December 31, 2004

File No. 0-30741

Dear Mr. Shuman:

On behalf of Occam Networks, Inc. (“Occam”), we submit this letter in response to the comment letter dated June 17, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Occam’s Registration Statement on Form S-1 (File No. 333-125061) filed on May 19, 2005 (the “Registration Statement”) and Occam’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “10-K”).

On behalf of Occam, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amendment. A copy of this letter and a marked copy of the Amendment have been sent to you via overnight courier.

General

1.	We are in receipt of your request for confidential treatment of Exhibits 10.67, 10.69 and 10.70 filed in the December 31, 2004 Form 10-K. We will provide

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

comments on the confidential treatment request, if any, in a separate letter. Please note that the confidential treatment request must be processed before effectiveness of the registration statement.

Occam acknowledges the Staff’s comment.

Cover Page

2.	Please ensure that you refer to the separate resale distribution. Similarly, the cover page to the resale prospectus should contain a corresponding reference to this rights offering.

Occam has added a new paragraph to the cover page of the resale prospectus and the rights offering prospectus in response to the Staff’s comment.

3.	Your disclosure indicates that there is no minimum subscription requirement for the offering to proceed yet in calculating the estimated net proceeds, you are assuming the exercise of all of the subscription rights. What is the basis for this assumption since it appears that there can be no assurances that any of the rights will be sold? Please replace the phrase “assuming the exercise of all subscription rights” in the second paragraph with language referring to the maximum number of shares and offering proceeds, and state that there is no assurance that all or any of those securities will be sold.

Occam acknowledges that there can be no assurance that any of the shares offered in the rights offering will be purchased by stockholders. Occam has revised the language in the second paragraph of the cover page in response to the Staff’s comment.

Questions and Answers About the Rights Offering

Will the issuance of the Series A-2 preferred stock affect my common stock in any other ways?

4.	The table on page 2 provides examples of the effect of the preferred liquidation preference and participation rights on distributions among Occam stockholders. Please tell us the basis for setting the starting range at $20 million even as an illustrative example. In this regard, we note that the balance sheet indicates a net capital in the range of $7 million.

Occam acknowledges that its balance sheet as of December 31, 2004 includes total assets of approximately $21 million and total liabilities of approximately $13.5 million, for a net capital amount of approximately $7.5 million. When providing stockholders with examples of the effect of the preferred liquidation preference and participation rights on distributions, Occam selected a starting valuation of $20 million for the following reasons:

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

(i) the return per share to common holders at this valuation and any valuation below this level is zero, which makes providing examples at lower valuations unnecessary;

(ii) the closing price of Occam common stock on April 22, 2005 of $0.26, which results in a market valuation for the Company of approximately $154 million (based on 592,692,013 shares of Occam common stock outstanding as of April 22, 2005 (including as converted Series A-2 shares);

(iii) the total asset and total liability values set forth in the Company’s December 31, 2004 balance sheet are not necessarily representative of the liquidation value of the Company’s assets; and

(iv) total assets less total liabilities for Occam as of the March 31, 2005 balance sheet date was approximately $16.5 million.

In response to the Staff’s comment, Occam has added statements to pages 2 and 49 of the prospectus to the effect that the amounts used for aggregate proceeds were selected for illustrative purposes only and should not be viewed as likely liquidation or sale values for the company.

How will Occam use the proceeds of the rights offering?

5.	We note your statement on page 3 that you do not currently have “any budgeted uses for any portion of the proceeds” of the offering, if any. Please be advised that to the extent you have made preliminary decisions about how to allocate any proceeds generated by the rights offering, you should state the approximate amount to be used for any such purposes identified.

Occam acknowledges the Staff’s comments and supplementally advises the Staff that, to the extent Occam makes any preliminary decisions about how to allocate any proceeds generated by the rights offering, it will state the approximate amount to be used for any such purposes. Occam supplementally advises the Staff that no such preliminary decisions have been made to date.

How did Occam determine the purchase price for the Series A-2 preferred stock?

6.	Your disclosure states on page 3 that “an outside financial advisor” participated on behalf of Occam in the negotiations and deliberations in setting the purchase price and terms of the Series A-2 preferred stock. This statement is ambiguous as to what the role of the outside financial advisor was in this regard. Disclose the company’s views concerning the significance to investors in the rights offering of the participation of the financial advisor in the negotiations and deliberations. We may have further comment.

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

Occam supplementally informs the Staff that the outside advisor referred to in the prospectus was retained to assist Occam in identifying potential investors and making introductions to some of those investors. The advisor played an incidental role in negotiating the term sheet for the initial closing of the Series A-2 financing. However, the advisor did not provide Occam or its investors with an opinion as to the fairness of the Series A-2 terms or the Series A-2 price nor did the advisor provide a valuation for the company or its Series A-2 stock. The advisor did not play a material role in setting the terms or the price of the Series A-2 financing. Accordingly, Occam does not believe that the involvement and role of the outside advisor is material to investors in the rights offering. Accordingly, Occam has removed the references to an outside financial advisor from the Registration Statement.

Form 10-K for the Year Ended December 31, 2004

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Warranty, Page F-11

7.	We note that you warranty your products for periods up to five years and record an estimate of warranty costs when revenue is recognized. Describe the impact the yield problems and unusually high repair costs on certain new products during 2004 had on your ability to make reasonable estimates of the amount of your warranty liability. Tell us what information you relied upon to make estimates in light of the 2004 problems. Additionally, tell us how these problems impacted revenue recognition. See paragraph 25 of SFAS No. 5.

Occam supplementally advises the Staff that its warranty reserve was not materially impacted by product failures and unusually high repair costs experienced in 2004. In response to these product failures, Occam maintained a separate product failure reserve which was disclosed as a component of accrued liabilities in Note 5 to the financial statements included in the 10-K.

A separate accrual for product failures was specifically established in 2004 due to unusually high repair costs in that year. These repair costs were primarily the result of lightning surges causing damage to Occam’s products. No product will withstand all lightning events so some level of failure is considered acceptable, particularly where grounding at the site is not adequate. Occam customers that were affected most were those where the customer’s site was poorly grounded. The higher than normal failure rates were primarily in lightning sensitive geographic areas of the United States and not all of Occam’s customers were affected.

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

Prior to recognition of revenue, Occam’s products are tested in-house, at a third party laboratory and at trials at potential customer sites. At the time of revenue recognition, Occam’s products must meet both the specifications outlined in its contracts with customers and with the standards outlined by industry regulatory authorities. Occam believes that its products delivered in 2004 met these requirements and that the product repairs undertaken in 2004 were not performed pursuant to valid warranty claims. Rather, the reason that Occam elected to replace/repair units was to maintain customer goodwill and maintain its competitiveness in the market.

Accordingly, Occam concluded that the product issue did not impact its recognition of revenue on products shipped prior to the identification of the lightning issue as the products met all the required specifications of the contract prior to delivery. Occam’s customers continued to use the products and the failures did not affect the immediate functionality of the product. As most of Occam’s customers do not currently use the full compliment of 24 or 48 ports on Occam’s product, they were able to switch damaged ports to undamaged ports without affecting functionality. Most of the customers who experienced these problems continued to buy additional products from Occam even while the high failure rates were occurring. Subsequent to the identification of the lightning issue, all new products shipped included modifications designed to avoid repetition of the lightning associated failures.

Occam further concluded that once the issue became known and Occam made the decision to replace or repair damaged ports as an accommodation to customers, that it should accrue for the specific cost of replacing damaged ports. Occam considered the guidance in SFAS No. 5 and determined that an accrual should be recorded, as Occam could both estimate the cost to replace and repair the damaged ports and the replacement and repair of ports was deemed probable. While Occam has had no similar issues with its products in the past, Occam concluded that it could make an estimate of the amount of costs that would be incurred to replace the products at the time of identification, given the uniqueness of the issue, the timely reporting of failure rates and Occam’s relationships with its customers. Such costs included either repairing or replacing ports and shipping new ports to customer sites. Occam provided an accrual for an estimate of the number of its products that it believed would experience such problems based upon products shipped, actual failure rates incurred, estimated failure rates of products previously delivered for which no failure report had been logged and the estimated cost of repair/replacement. On a quarterly basis Occam reassessed its estimate of the reserve required and revised it based on additional factors that became known in the quarter.

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

As of June 1, 2005, the reserve established had substantially been used for repair costs. Further, Occam has not continued to experience additional product issues relating to this matter.

Occam also experienced problems with product yields in 2004. The most important factor in these yield problems was an issue with soldering of components on boards, which was a process problem at a contract manufacturer. This soldering issue has now been fixed. This had only a limited impact on warranty reserves since the issue was usually caught before products were shipped to customers.

Revenue Recognition, Page F-11

8.	It appears that your arrangements contain multiple deliverables including hardware, software, training, post-sales technical support and maintenance, however, your disclosure does not address how you account for each of these deliverables. Indicate how you identify deliverables and how you allocate the fee to each deliverable. Indicate how you determine fair value (i.e., VSOE) for each deliverable. In this regard, tell us what consideration you gave to disclosing these policies within your footnotes. See SAB Topic 13 (B)(1).

Occam accounts for its sales of its products in accordance with SAB 104. Occam recognizes revenue when title has transferred, collectibility is reasonably assured, the fee is fixed and determinable and persuasive evidence of the arrangement exists. In some cases, title does not transfer until payment and acceptance is received in which cases Occam does not recognize revenue until those events have occurred. Occam has disclosed in its accounting policy footnote (Note 2) that revenue recognition may be delayed on certain Rural Utilities Service (RUS) contracts where title does not transfer until payment has been received.

In the majority of cases, once Occam’s products have been shipped to its customers its obligations are substantially complete. Occam’s sales consist of the sale of products (hardware and embedded software) which include a warranty for up to five years. Post shipment of product, the only services Occam may provide to customers are:

•	Use of a telephone help-desk. Occam’s support consists of a telephone help desk to respond to customer inquiries and questions. The extent of inquiries to the customer help desk varies depending on the customer and their use of third parties. Customer usage will vary depending on the customer’s employee turnover, decisions by the customer to change their network, installation complexity and other factors. Occam’s telephone support

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

personnel assist customers with questions on the operation of Occam’s products. If customer support cannot resolve a problem over the phone and the product is still under warranty, the customer will normally send the product to Occam for repair or replacement.

•	Customer training – Occam’s customers are trained at the time of delivery of its products and customers may either use third parties to install Occam’s products or install them themselves. Occam’s customers are knowledgeable about its products and Occam’s products are turn-key solutions which generally do not require significant involvement post customer performed set-up. Most of the training occurs on or before the time of the shipment of Occam’s products and Occam has no obligation for additional training of additional customer personnel post shipment. Subsequent to delivery, when customers ask for additional training pursuant to a separate arrangement, revenue is not recognized until the training is given. Occam’s training is quoted on a per seat basis at its training facility. Revenue from training provided post delivery was $29,972 and $6,290 for the years ended December 31, 2004 and 2003.

•	Installation Service- For RUS customers, Occam occasionally provides product installation services. Revenue from such services is not recognized until all criteria for recognition of product revenue are met and written acceptance is received from the customer. When Occam provides such installation services, fees for such services are typically invoiced separately, but revenue is not recognized on the entire product arrangement until the product is delivered, installed and accepted. Occam does not account for installation services as a separate unit of accounting.

Occam believes that use of telephone support is inconsequential and perfunctory pursuant to SAB 104 as:

•	The cost of performing these functions is insignificant in relation to price of Occam’s products. Occam employed three full-time equivalents who fielded customer calls during 2004 incurring an annual cost of $214,749, which represents approximately 1% of total revenues.

•	Such support is also available from third parties that sell Occam products and by parties that install Occam’s products for customers and therefore these services do not require special knowledge.

•	Occam believes its customers would not be entitled to a refund if Occam failed to provide telephone support and similarly such failure would not result in the return of Occam products. Payment of the full sales price is coincident with the delivery of Occam products and is not contingent on post sale technical support or training.

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

While Occam’s hardware products contain software, Occam’s customers are essentially buying a box that plugs into a rack. Occam believes that the software is incidental to the product as a whole and accordingly Occam accounts for its product sales under SAB 104 rather than SOP 97-2. Occam does not separately sell software on a stand alone basis, and Occam believes the software is not a primary attribute to the overall product for consideration by its customers. Occam further believes that its embedded software is not a key selling point highlighted in its marketing and sales brochures. The use of hardware components or software to accomplish a task within Occam’s products is often a design decision. The customer has no separate right to Occam’s software. Occam’s sales arrangements do not provide for upgrade and enhancement rights post delivery. Occam does not provide any separately priced post contract support. Finally, Occam does not incur significant software development costs capitalizable under SFAS 86.

Accordingly, Occam does not allocate revenue between each attribute as Occam believes that its revenue is recognized upon delivery and the remaining obligations are inconsequential and perfunctory.

Occam considered the disclosure requirements of SAB Topic 13 (B) 1. Because Occam does not allocate revenue to these perfunctory and inconsequential services, Occam believes that its accounting policy discussion in the 10-K sufficiently discloses how it recognizes revenue. However, in response to the Staff’s comment, Occam will clarify its revenue recognition policy for services in future periodic filings with the Commission.

9.	You state that you recognize revenue once services have been rendered. Please clarify and disclose the nature and type of services to which you are referring including the authoritative literature relied upon to support your accounting. In addition, you disclose that you provide customer support and software maintenance for one year at no cost. Clearly indicate how you have accounted for revenue earned from services provided at no cost including references to authoritative literature. See paragraph 59 of SOP 97-2 or SAB Topic 13 (a)(3)(c), as appropriate. That is, your disclosure should indicate how you assign revenue to those services and how that revenue is recognized. Also, indicate whether you offer extended warranty programs that would be subject to FTB 90-1.

We refer you to Occam’s response to Comment 8 above. Occam believes that its post delivery obligations are inconsequential and perfunctory. Accordingly, Occam does not allocate any revenue to post sales technical support. Occam does not separately charge its customers for post sales technical support because such service is inconsequential and perfunctory. In Occam’s discussion of its

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

accounting policies in the 10-K, Occam refers to maintenance as a warranty related matter. Occam accrues an estimate of warranty costs at the date of shipment. Occam does not offer additional separately priced extended maintenance or warranties at this time.

10.	We note that you entered into manufacturing and technology licensing agreements with Tellabs Petaluma (Tellabs) in March 2005. Tell us your revenue recognition policy on sales made through Tellabs. Indicate how you confirm that an end-user has purchased your product and the product has been shipped. Describe the type of evidence obtained from Tellabs and the timeliness of this evidence. Tell us what consideration you gave to including any of the foregoing revenue recognition policies in your notes to financial statements.

Occam’s agreement with Tellabs was not completed until March 2005 and to date, there have been no sales of Occam’s products by Tellabs nor does Occam expect any sales before 2006. Once Tellabs has completed a sale, Occam will recognize revenue for the royalty it receives from Tellabs, provided such revenue meets the recognition criteria set forth in SAB Topic 104. Under Occam’s agreement with Tellabs, Tellabs is obligated to report and pay royalties to Occam 10 days after each calendar quarter for the royalties due on sales activity during the completed quarter. Occam currently plans to recognize revenue in the quarter that royalty revenue is earned, provided Occam can reliably estimate the amount of revenue to be received from Tellabs prior to the end of a fiscal quarter. To the extent that Occam cannot reliably estimate the revenue earned during a calendar quarter, Occam will recognize revenue in the quarter in which such revenue is reported to Occam by Tellabs. As no sales have been made by Tellabs to date, Occam did not discuss its revenue recognition policy for Tellabs in the 10-K. However, Occam will disclose the basis of its recognition of revenue from Tellabs in future periodic filings when Occam begins to generate revenue from its agreement with Tellabs.

11.	Tell us whether there are any rights of return held by the end-user. If so, tell us how your accounting complies with paragraph 6 of SFAS 48. Tell us what consideration you gave to disclosing these rights within your revenue recognition policy footnote.

Occam does not sell its products with rights of return and accordingly no estimate of returns is made at date of sale. References to “projected return rates” in the 10-K refer to returns for exchange or repair and not returns for refunds pursuant to any contractual return rights. Occam considered that, as its does not provide contractual rights of return to its customers, no additional disclosure was required in its accounting footnotes.

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

Other Matters

Occam supplementally advises the Staff that on June 22, 2005, the Audit Committee of its Board of Directors dismissed PricewaterhouseCoopers LLP as Occam’s independent registered public accounting firm. On June 28, 2005, Occam’s Audit Committee engaged Singer Lewak Greenbaum & Goldstein LLP, or SLGG, as Occam’s independent registered public accounting firm. Disclosure regarding this change in accountants has been added to the Amendment (at the end of the Management’s Discussion & Analysis of Financial Condition & Results of Operation section). Occam confirms that no additional material changes were made in the Amendment for reasons other than (i) in response to a specific Staff comment, or (ii) as noted in this response letter.

*    *    *

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

Please direct any further questions or comments to me (650-320-4557) or Robert Kornegay (650-320-4553). In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Mr. Kornegay and me at fax number 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Asaf Kharal

cc:	Maryse Mills-Apenteng, Securities and Exchange Commission

Barbara C. Jacobs, Securities and Exchange Commission

Howard Bailey, Chief Financial Officer, Occam Networks, Inc.

Ronald Hughes, General Counsel, Occam Networks, Inc.